HANGER ORTHOPEDIC GROUP, INC.
                                  EXHIBIT 11
                      COMPUTATION OF NET INCOME PER SHARE
              FOR THE THREE MONTHS ENDED March 31, 1996 and 1995

                                              1996                1995
                                              ----                ----

Net income                                 $   150,009         $   244,200

Less:
   Dividends declared                            5,755               5,262
                                           -----------         -----------
      Total                                $   144,254         $   238,938

Divided by:
   Weighted average number of shares
        outstanding                          8,324,263           8,290,544
                                           ===========         ===========

Net income per share                              $.02                $.03
                                           ===========         ===========